Exhibit 99.1

GDS Holdings Limited Prices Offering of Convertible Senior Notes

SHANGHAI, CHINA, May 31, 2018—GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (Nasdaq: GDS), a leading developer and operator of high-performance data centers in China, today announced the pricing of its previously announced offering of US$250 million in aggregate principal amount of convertible senior notes due 2025 (the “Notes”, the “Notes Offering”). The Company granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$50 million aggregate principal amount of the Notes solely to cover over-allotments, if any.

The Notes will bear interest at a rate of 2.00% per year, payable on June 1 and December 1 of each year, beginning on December 1, 2018. The Notes will mature on June 1, 2025, unless earlier redeemed, repurchased or converted in accordance with their terms. The Notes will be convertible into American Depositary Shares (“ADSs”) of the Company, at the option of the holders, based on an initial conversion rate of 19.3865 of the Company’s ADSs per US$1,000 principal amount of Notes (representing a conversion premium of approximately 32.5% above the Nasdaq closing price on May 30, 2018).

The Company intends to use the net proceeds from the Notes Offering for the development and acquisition of new data centers, repayment of outstanding indebtedness, general corporate purposes and working capital needs.

The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons absent registration, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and/or to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes, and there can be no assurance that any of the offerings will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in GDS Holdings’ annual report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on March 29, 2018 and other filings with the SEC. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including direct private connection to major cloud platforms. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited
Laura Chen

Phone: +86 (21) 2033-0295
Email: ir@gds-services.com

The Piacente Group, Inc.
Ross Warner

Phone: +86 (10) 5730-6200
Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com